February 4, 2021	Todd P. Zerega TZerega@perkinscoie.com D. +1.202.654.6378 F. +1.202.654.9941

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:  Elena Stojic

Re:	Humankind Benefit Corporation
File No. 333-248060; ICA No. 811-23602

Dear Ms. Stojic:

On behalf of our client, Human Benefit Corporation (the “Company”) and its series, Humankind US Stock ETF (the “Fund”), we are responding to an oral comment provided in a telephone conversation with Elena Stojic of the Division of Investment Management on December 10, 2020 relating to the Company’s Form N-1A/A filed via EDGAR on November 13, 2020.1  The comment is set forth below.  A response follows the comment.

We are also providing a copy of the Fund’s Seed Audit, attached hereto as Attachment A.

Summary Prospectus

Fee Table, pg. 5

1.	Comment

Once the information is available, please complete the fee table under Fees and Expenses.

Response

Please find a completed Fees and Expenses section provided below:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The fees are expressed as a percentage of the Fund’s average daily net assets. This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund shares.

1 The Company filed a Form N-1A/A and accompanying Correspondence Letter via EDGAR on December 31, 2020.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee[1]	0.11%
12b-1 Fee	0.00%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.11%

1 The Fund’s investment adviser, Humankind Investments LLC (the “Adviser”), provides investment advisory services and pays the Fund’s operating expenses, with certain exceptions, in return for a “unitary fee” exclusive of expenses incurred pursuant to the Fund’s 12b-1 Distribution Plan, if any; costs of borrowing (such as interest charges and dividend expenses on securities sold short); taxes or governmental fees, acquired fund fees and expenses, if any; brokerage commissions and other expenses of executing portfolio transactions; costs of holding shareholder meetings, including proxy costs; fees and expenses associated with the Fund’s securities lending program, if any; fees of independent counsel to the disinterested Directors; and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
2 Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. You would incur these hypothetical expenses whether or not you were to sell your shares at the end of the given period. You may pay brokerage commissions on your purchases and sales of the Fund’s shares, which are not reflected in the Example.

	1 Year	3 Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$11	$35

*          *          *

If you have any further comments, please contact me at (202) 654-6378 or Mark Parise at (212) 261-6890.

Sincerely,

/s/ Todd P. Zerega
Todd P. Zerega

TPZ:ta

cc:	James Katz Mark Parise, Esq., Perkins Coie LLP Jay Williamson, U.S. Securities and Exchange Commission

Attachment